Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

September 18, 2023

Joseph P. Schneider
Chairman of the Board and Interim CEO
Sportsman's Warehouse, Inc.
1475 W 9000 S, Suite A
West Jordan, Utah 84088

Dear Mr. Schneider,

I write on behalf of Cannell Capital LLC ("CC"), the largest shareholder of Sportsman's Warehouse, Inc. ("SPWH") as of June 30, 2023.

On our July 14 call, I shared with the Company the terms upon which CC might agree to your Cooperation Agreement, which terms generously included a standstill persisting through early 2024 if Directors Williamson, Hickey and Walsh "walk the plank", to be replaced by three directors from a short list provided by CC. Another part of our terms included a 40% reduction in cash compensation and 70% reduction in equity compensation for the Board of Directors ("Board" or "BOD").

With SPWH's stock now down 62% in 2023 -- a further 25% since my July 24 letter to you -- I now suggest that the Board take an immediate 60% and 80% reduction in cash and equity compensation, respectively.

This reduction reflects CC's decreasing confidence in the current Board and increasing conviction that its members are underqualified to serve. Our opinion is evidenced by:

(i) The Board's September 1, 2023, vote to approve, effective immediately, the Article 2.14(a) amendment to the Company's Bylaws, stating that: "Special meetings of the stockholders of the Corporation may only be called by the Board." On which planet do inhabitants who have bought a mere 0.15% of a company think it is right and acceptable to box out the overwhelming majority's opinion on what they own? What incredible naivete. What arrogant piffle!

(ii) Horrific results: SPWH's quarterly earnings show a company adrift. Rudderless. Five months without a CEO.

You asked for a co-operation agreement. Now here it is.

Sincerely,

J. Carlo Cannell
Managing Member